

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

<u>Via E-mail</u>
Mr. David Aber
Chief Financial Officer
RRsat Global Communications Network Ltd.
RRsat Building
Hanegev Street
POB 1056
Airport City 70100
Israel

> **Re:** **RRsat Global Communications Network Ltd.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed March 21, 2011**
> **File No. 1-33085**

Dear Mr. Aber:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Operating results, page 60

1.   For all periods presented, you state that the increase in revenue was primarily due to
        additional services provided for content management and distribution and additional
        revenue for MSS. In addition, you state that the increase in cost of revenue was due to
        the expansion of your network. We note; however, that the increase in depreciation and
        amortization expense only accounted for about 8% of the total increase in cost of sales
        from 2009 to 2010. In this regard, we believe that your explanations are overly general,
        and do not provide enough insight into the underlying reasons for the changes year-over-
        year. In future filings, revise to:

        •   disclose and quantify each material factor that contributed to the reported changes in
            revenue and cost of sales;

        •   provide insight into the underlying business drivers or conditions that contributed to
            these changes and why you believe you were able to obtain $102 million of sales in
            2010; and

        •   describe any known trends or uncertainties that have had or you expect may
            reasonably have a material impact on your operations and if you believe that these
            trends are indicative of future performance.

        These disclosures should discuss your results of operations for both of your reportable
        segments. For further guidance, please refer to Item 303 of Regulation S-K and the
        Commission's Interpretive Release on Management's Discussion and Analysis of
        Financial Condition and Results of Operation on our website at:
        http://www.sec.gov/rules/interp/33-8350.htm. Please provide your revised, proposed
        disclosures in your response.

Application of Critical Accounting Policies, page 66

Functional and Reporting Currency, page 67

2.   Expand your critical accounting policy on the functional currency to disclose in detail the
        factors you considered in the determination of your functional currency. Please include
        in your disclosure how management weighted each of the factors in concluding that the
        U.S. dollar is your functional currency. Further disclose, if true, that there have not been
        any significant changes in the economic facts and circumstances that clearly indicate that
        your functional currency has changed. Please provide your revised, proposed disclosures
        in your response.

Notes to Financial Statements

Note 10 – Commitments, Contingent Liabilities and Liens, page F-26

3.   Refer to disclosures in E and F on page F-29. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

        If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

        You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

4.   In the last paragraph of F, you state that you believe that if the plaintiff prevails, the amount you will be required to pay will likely be immaterial. Your representation is inconsistent with the amount disclosed. Please reconcile your disclosures and tell us how you reached your conclusion.

        Please file all correspondence over EDGAR. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Larry Spirgel
                                                Assistant Director